UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

TerraForm Power, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

      88104R100
(CUSIP Number)

Toby E. Symonds
President
Altai Capital Management, L.P.
152 West 57th Street, 10th Floor
New York, New York  10019
212-201-5763

With a copy to:
Steven J. Williams
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York  10019
     212-373-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

           July 23, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88104R100	SCHEDULE 13D	Page 2 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Altai Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 88104R100	SCHEDULE 13D	Page 3 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Altai Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 88104R100	SCHEDULE 13D	Page 4 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Rishi Bajaj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 88104R100	SCHEDULE 13D	Page 5 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Toby E. Symonds
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 88104R100	SCHEDULE 13D	Page 6 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven V. Tesoriere
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 88104R100	SCHEDULE 13D	Page 7 of 13

This Schedule 13D reflects the beneficial ownership of the Reporting Persons (as defined below) as of July 23, 2014.

ITEM 1.  Security and Issuer.

This Statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A common stock, par value $0.01 per share (the “Common Stock”) of TerraForm Power, Inc. a Delaware corporation (the “Issuer”).  The Issuer’s principal executive office is located at 12500 Baltimore Avenue, Beltsville, MD 20705.

ITEM 2.  Identity and Background.

(a)           This Schedule 13D is filed by: (i) Altai Capital Management, L.P., a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (“Investment Manager”); (ii) Altai Capital Management, LLC, a Delaware limited liability company (“IMGP”);  (iii) Mr. Rishi Bajaj (“Mr. Bajaj”); (iv) Toby E. Symonds (“Mr. Symonds”); and (v) Mr. Steven V. Tesoriere (“Mr. Tesoriere”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as, the “Reporting Persons.”  Each of the Reporting Persons is party to a Joint Filing Agreement, which is attached hereto as Exhibit A.  Accordingly, the Reporting Persons are hereby filing this joint Schedule 13D.

This Schedule 13D relates to the Common Stock held for the account of Altai Capital Master Fund, Ltd., a Cayman Islands exempted company (“ACMF”). Investment Manager serves as investment manager to ACMF.  Each of Investment Manager, IMGP, Mr. Bajaj, Mr. Symonds and Mr. Tesoriere may be deemed to have voting and dispositive power over the Common Stock held for the account of ACMF.

(b)           The address of the principal business office of each Reporting Person is 152 West 57th Street, 10th Floor, New York, NY 10019.

(c)           The principal business of Investment Manager is serving as the investment manager of certain investment funds, including ACMF.  The principal business of IMGP is serving as the general partner of Investment Manager.  The principal business of Mr. Bajaj is serving as managing principal of Investment Manager and member of IMGP.  The principal business of Mr. Symonds is serving as president and managing principal of Investment Manager and member of IMGP.  The principal business of Mr. Tesoriere is serving as managing principal of Investment Manager and member of IMGP.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Bajaj is a citizen of the United States of America.  Mr. Symonds is a citizen of the United States of America.  Mr. Tesoriere is a citizen of the United States of America.

CUSIP No. 88104R100	SCHEDULE 13D	Page 8 of 13

ITEM 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons used approximately $45,000,000 (including brokerage commissions) in the aggregate to purchase the Common Stock for the account of ACMF. The source of the funds used to acquire the Common Stock reported herein is the working capital available to ACMF, including available margin borrowing.

ITEM 4.  Purpose of Transaction.

The response to Item 6 is incorporated herein by reference.

The Common Stock held for the account of ACMF was acquired in the ordinary course of the Reporting Persons’ business of purchasing, selling and trading in securities.

Depending upon market conditions and other factors that it may deem material, the Reporting Persons may purchase additional securities of the Issuer, including shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or securities that it now beneficially owns or may hereafter acquire.

On May 28, 2014, the Issuer announced that Steven V. Tesoriere, managing principal of the Investment Manager, had been appointed to the Board of Directors of the Issuer. In addition, the Reporting Persons have engaged and may in the future engage in discussions with and/or meet with management, the Board of Directors of the Issuer (the “Board”) and other shareholders and/or formulate plans or proposals regarding the Issuer or its securities. As part of such activities, the Reporting Persons may take positions or make proposals with respect to potential changes in the operations, management, Board of Directors composition, ownership, capital structure, strategy and future plans of the Issuer as a means of enhancing shareholder value.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Except as set forth herein, the Reporting Persons have no present plan or proposal that relates to or that would result in any of the matters set forth in subparagraph (a)-(j) of Item 4 of Schedule 13D.  The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the shares of Common Stock reported herein.  Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons or their affiliates, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock, voting for or against and expressing support for or against any proposals of the Board or other shareholders of the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 88104R100	SCHEDULE 13D	Page 9 of 13

ITEM 5.  Interest in Securities of the Issuer.

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 1,800,000 shares of Common Stock held for the account of ACMF, constituting approximately 6.5% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 27,642,586 shares of Common Stock outstanding as of July 21, 2014, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on July 21, 2014.

(i) Investment Manager:

(a)	As of the date hereof, Investment Manager may be deemed the beneficial owner of 1,800,000 shares of Common Stock.
Percentage: Approximately 6.5% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,800,000 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,800,000 shares of Common Stock

(ii) IMGP:

(a)	As of the date hereof, IMGP may be deemed the beneficial owner of 1,800,000 shares of Common Stock.
Percentage: Approximately 6.5% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,800,000 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,800,000 shares of Common Stock

CUSIP No. 88104R100	SCHEDULE 13D	Page 10 of 13

(iii) Mr. Bajaj:

(a)	As of the date hereof, Mr. Bajaj may be deemed the beneficial owner of 1,800,000 shares of Common Stock.
Percentage: Approximately 6.5% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,800,000 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,800,000 shares of Common Stock

(iv) Mr. Symonds:

(a)	As of the date hereof, Mr. Symonds may be deemed the beneficial owner of 1,800,000 shares of Common Stock.
Percentage: Approximately 6.5% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,800,000 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,800,000 shares of Common Stock

(v) Mr. Tesoriere:

(a)	As of the date hereof, Mr. Tesoriere may be deemed the beneficial owner of 1,800,000 shares of Common Stock.
Percentage: Approximately 6.5% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,800,000 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,800,000 shares of Common Stock

CUSIP No. 88104R100	SCHEDULE 13D	Page 11 of 13

(b) By virtue of its role as investment manager of ACMF, Investment Manager has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,800,000 shares of Common Stock beneficially owned by it and held for the account of ACMF. By virtue of its role as general partner of Investment Manager, IMGP is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF. By virtue of his role as managing principal of Investment Manager and member of IMGP, Mr. Bajaj is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF. By virtue of his role as president and managing principal of Investment Manager and member of IMGP, Mr. Symonds is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF. By virtue of his role as  managing principal of Investment Manager and member of IMGP, Mr. Tesoriere is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule 1 hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d) ACMF has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the shares of Common Stock covered by this Schedule 13D that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit A to this Schedule 13D and is incorporated by reference herein.

ACMF acquired the shares in a private placement pursuant to a Common Stock Purchase Agreement with the Issuer.  The Common Stock Purchase Agreement includes certain demand and piggyback registration rights in favor of ACMF.  The registration rights provisions of the agreement include customary cooperation, indemnification and expense reimbursement agreements.

The foregoing summary description of the Common Stock Purchase Agreement has been included to provide investors and security holders with information regarding its terms and is qualified in its entirety by reference to the full text of the Common Stock Purchase Agreement, which is attached as Exhibit B, and incorporated herein by reference.

CUSIP No. 88104R100	SCHEDULE 13D	Page 12 of 13

As disclosed in the Issuer’s Prospectus dated July 17, 2014, the Issuer priced a public offering (“Public Offering”) of 20,065,000 shares of Class A common stock (“Common Stock”). In connection with the Public Offering, on July 7, 2014, ACMF agreed to a lock-up agreement (the “Lock-up Agreement”) with the initial purchasers of the Common Stock. Pursuant to the Lock-up Agreement, ACMF agreed that, for a period of 180 days from the date of the final prospectus relating to the Public Offering, and subject to certain exceptions specified therein, it would not, directly or indirectly, (1) offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any shares of Common Stock (including, without limitation, shares of Common Stock which may be deemed to be beneficially owned by ACMF as of the date of the Lock-Up Agreement or thereafter in accordance with the rules and regulations of the Securities and Exchange Commission, shares of Common Stock which may be issued upon exercise of a stock option or warrant and any security convertible into or exchangeable for Common Stock) or (2) enter into any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from the Common Stock.

Except for the joint filing agreement, the Common Stock Purchase Agreement and the Lock-up Agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

ITEM 7.                        Material to be Filed as Exhibits.

ExhibitA -	Joint Filing Agreement
Exhibit B -
Common Stock Purchase Agreement dated as of July 3, 2014 between Altai Capital Master Fund Ltd. and TerraForm Power, Inc., incorporated by reference to Exhibit 10.12 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-196345) filed on July 3, 2014.

Schedule1 -	Transactions of the Reporting Persons Effected During the Past 60 Days

CUSIP No. 88104R100	SCHEDULE 13D	Page 13 of 13

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 23, 2014

ALTAI CAPITAL MANAGEMENT, L.P.

By:	/s/ Toby E. Symonds
Name:	Toby E. Symonds
Title:	Authorized Signatory

ALTAI CAPITAL MANAGEMENT, LLC

By:	/s/ Toby E. Symonds
Name:	Toby E. Symonds
Title:	Authorized Signatory

/s/ Rishi Bajaj
Name:	Rishi Bajaj

/s/ Toby E. Symonds
Name:	Toby E. Symonds

/s/ Steven V. Tesoriere
Name:	Steven V. Tesoriere

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of TerraForm Power, Inc. dated July 23, 2014 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  July 23, 2014

ALTAI CAPITAL MANAGEMENT, L.P.

By:	/s/ Toby E. Symonds
Name:	Toby E. Symonds
Title:	Authorized Signatory

ALTAI CAPITAL MANAGEMENT, LLC

By:	/s/ Toby E. Symonds
Name:	Toby E. Symonds
Title:	Authorized Signatory

/s/ Rishi Bajaj
Name:	Rishi Bajaj

/s/ Toby E. Symonds
Name:	Toby E. Symonds

/s/ Steven V. Tesoriere
Name:	Steven V. Tesoriere

SCHEDULE 1
Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transaction was effected during the past sixty (60) days:

Person	Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. commissions)
ACMF	7/23/2014	Class A common stock	1,800,000	25.00

The transaction above was effected as a private placement directly with the Issuer.